United States securities and exchange commission logo





                       May 12, 2022

       Michael C. Forman
       Chief Executive Officer
       FS Credit Real Estate Income Trust, Inc.
       201 Rouse Boulevard
       Philadelphia, PA 19112

                                                        Re: FS Credit Real
Estate Income Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 3, 2022
                                                            File No. 333-264628

       Dear Mr. Forman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Jason Goode, Esq.